Exhibit 99.1

IFM Investments Limited Reports Fourth Quarter and Fiscal Year 2009 Unaudited Results

Quarterly Net Revenue Increased by 222.5% Year-over-Year
Fiscal Year Net Revenue Increased by 138.4% Year-over-Year

BEIJING, China, March 15, 2010 - IFM Investments Limited (NYSE: CTC) (“Century 21 China Real Estate” or the “Company”), a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2009.

Fourth Quarter and Fiscal Year 2009 Highlights1

♦	Net revenue for the fourth quarter of 2009 was RMB208.0 million (US$30.5 million), a 222.5% increase from the same quarter of 2008.

♦	Net revenue for fiscal year ended December 31, 2009 was RMB651.7 million (US$95.5 million), a 138.4% increase from fiscal year 2008.

♦	Income from operations for the fourth quarter of 2009 was RMB51.2 million (US$7.5 million), compared to a loss from operations of RMB32.9 million for the same quarter of 2008.

♦	Income from operations for fiscal year 2009 was RMB141.5 million (US$20.7 million), compared to a loss from operations of RMB127.6 million for fiscal year 2008.

♦	Net income attributable to IFM Investments Limited for the fourth quarter of 2009 was RMB46.7 million (US$6.8 million), compared to a loss of RMB32.6 million for the same quarter of 2008.

♦	Net income attributable to IFM Investments Limited for fiscal year 2009 was RMB135.0 million (US$19.8 million), compared to a loss of RMB132.3 million for fiscal year 2008.

“We’re very pleased with our strong fourth quarter and full year results for 2009,” said Mr. Donald Zhang, chairman and chief executive officer of Century 21 China Real Estate. “With our primary focus on the secondary real estate market in China, we further expanded our nationwide network of regional sub-franchisors during the fourth quarter of 2009 by entering into Taiyuan city, re-signing a regional sub-franchisor in Jinan city, and opening up new company-owned brokerage sales offices. Our recent IPO on the NYSE is a testament of investors' confidence in our leading market position and the long-term prospects of the secondary real estate market in China.”

Mr. Harry Lu, vice chairman and president, continued, “Our improved operational efficiency along with the robust growth in transaction volume during fiscal year 2009 demonstrates our ability to execute our expansion strategy. In the fourth quarter of 2009, we established new business units to develop our primary residential and commercial properties markets. Going

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1 This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“USD”) amounts at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB amounts into USD as of and for the quarter/year ended December 31, 2009, were made at noon buying rate of RMB6.8259 to USD1.00 on December 31, 2009 in New York for cable transfers in RMB as certified in the H.10 weekly statistical release of the Federal Reserve Board. Our functional and reporting currency is RMB.

forward, we will continue to expand our training and recruitment system to support our growth strategy.”

Other Recent Developments

As of December 31, 2009, our CENTURY 21® China network covered 35 major cities with more than 1,100 sales offices, including 318 company-owned sales offices with 20 offices under renovation, employed more than 15,900 sales professionals and staff and maintained more than 5.3 million property listings.

On January 28, 2010, IFM Investments Limited’s initial public offering (“IPO”) of its 12,487,500 American Depositary Shares (“ADSs”), priced at US$7.00 per ADS, and its ADSs began trading on the New York Stock Exchange under the symbol “CTC.” Each ADS represents 15 Class A ordinary shares of the Company. Upon the completion of the IPO, all convertible and redeemable preferred shares were converted to Class A and Class B ordinary shares, with a total of 686,154,777 ordinary shares or 45,743,652 ADSs outstanding. Net proceeds to the Company were approximately US$79 million, after deducting the estimated underwriting discount and offering expenses payable by the Company.

Fourth Quarter 2009 Results

The Company’s total net revenue for the fourth quarter of 2009 was RMB208.0 million (US$30.5 million), representing a 222.5% increase from RMB64.5 million for the same quarter of 2008.

Revenue from company-owned brokerage services for the fourth quarter of 2009 was RMB182.3 million (US$26.7 million), representing 87.7% of total net revenue, a 248.1% increase of from RMB52.4 million for the same quarter of 2008.

Revenue from mortgage management services for the fourth quarter of 2009 was RMB10.5 million (US$1.5 million), representing 5.0% of total net revenue, a 280.7% increase from RMB2.7 million for the same quarter of 2008.

Revenue from franchise services for the fourth quarter of 2009 was RMB14.9 million (US$2.2 million), representing 7.2% of total net revenue, a 59.5% increase from RMB9.4 million for the same quarter of 2008.

Commission and other agent-related costs for the fourth quarter of 2009 were RMB91.2 million, (US$13.4 million), representing 43.8% of total net revenue, a 158.3% increase from RMB35.3 million for the same quarter of 2008.

Operating costs for the fourth quarter of 2009 were RMB34.4 million (US$5.0 million), representing 16.6% of total net revenue, a slight decrease of 3.2% from RMB35.6 million for the same quarter of 2008.

Selling, general and administrative expenses for the fourth quarter of 2009 were RMB31.1 million (US$4.6 million), representing 15.0% of total net revenue, a 17.5% increase from RMB26.5 million for the same quarter of 2008.

Income from operations for the fourth quarter of 2009 was RMB51.2 million (US$7.5 million), representing 24.6% of total net revenue, compared to a loss of RMB32.9 million for the same quarter of 2008.

Net income attributable to IFM Investments Limited for the fourth quarter of 2009 was RMB46.7 million (US$6.8 million), representing 22.5% of total net revenue, compared to a loss of RMB32.6 million for the same quarter of 2008. Net income attributable to ordinary shareholders for the fourth quarter of 2009 was RMB19.4 million (US$2.8 million), compared to a loss of RMB36.6 million for the same quarter of 2008. Basic and diluted net income per ADS for the fourth quarter of 2009 was RMB1.12 (US$0.16) and RMB1.02 (US$0.15), respectively2.

As of December 31, 2009, the Company had cash and cash equivalents of RMB334.6 million (US$49.0 million). Net operating cash inflow and capital expenditure for the fourth quarter of 2009 were RMB74.3 million (US$10.9 million) and RMB5.2 million (US$0.76 million), respectively.

Fiscal Year 2009 Results

The Company’s net revenue for fiscal year 2009 was RMB651.7 million (US$95.5 million), representing a 138.4% increase from RMB273.4 million for fiscal year 2008, mainly driven by the robust growth in our company-owned brokerage services and mortgage management services.

Revenue from company-owned brokerage services for fiscal year 2009 was RMB590.2 million (US$86.5 million), representing 90.6% of total net revenue, a 186.4% increase from RMB206.1 million for fiscal year 2008.

Revenue from mortgage management services for fiscal year 2009 was RMB32.9 million (US$4.8 million), representing 5.1% of total net revenue, a 209.2% increase from RMB10.7 million for fiscal year 2008.

Revenue from franchise services for fiscal year 2009 was RMB28.2 million (US$4.1 million), representing 4.3% of total net revenue, a 50.2% decrease from fiscal year 2008.

Commissions and other agent-related costs for fiscal year 2009 were RMB289.1 million (US$42.4 million), representing 44.4% of total net revenue, a 90.8% increase from RMB151.6 million for fiscal year 2008.

Operating costs for fiscal year 2009 were RMB119.6 million (US$17.5 million), representing 18.4% of total net revenue, a decrease of 18.3% from RMB146.5 million for fiscal year 2008.

Selling, general and administrative expenses for fiscal year 2009 were RMB101.4 million (US$14.9 million), representing 15.6% of total net revenue, a decrease of 1.5% from RMB103.0 million for fiscal year 2008.

Income from operations for fiscal year 2009 was RMB141.5 million (US$20.7 million), representing 21.7% of total net revenue, compared to a loss of RMB127.6 million for fiscal year 2008.

Net income attributable to IFM Investments Limited for fiscal year 2009 was RMB135.0 million (US$19.8 million), representing 20.7% of total net revenue, compared to a loss of RMB132.3 million for fiscal year 2008. Net income attributable to ordinary shareholders for fiscal year 2009 was RMB54.0 million (US$7.9 million), compared to a loss of RMB148.1 million for fiscal year 2008. Basic and diluted net income per ADS for fiscal year 2009 was RMB3.11 (US$0.46) and RMB2.92 (US$0.43), respectively2.

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2 Basic and diluted net income (loss) per ADS for the fourth quarter and fiscal year 2008 and 2009 was calculated based on net income (loss) attributable to ordinary shareholders and corresponding basic and diluted number of ADSs, assuming that during each period presented, each ADS represents 15 Class A ordinary shares of the Company. Refer to “Unaudited Condensed Consolidated Statements of Operations” for details.

Net operating cash inflow and capital expenditure for fiscal year 2009 were RMB171.8 million (US$25.2 million) and RMB14.1 million (US$2.1 million), respectively.

Business Outlook

The Company currently estimates that its total net revenue for the first quarter of 2010 will be in the range of RMB94 million to RMB100 million, based on seasonally slow January and February 2010 transaction volumes and forecasted March 2010 activities. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Century 21 China Real Estate’s management will host an earnings conference call on March 15, 2010 at 8 a.m. U.S. Eastern Time (8 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-857-350-1589
Hong Kong:	+852-3002-1672
Mainland China:	10-800-130-0399

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Century 21 China Real Estate earnings call.”

A live and archived webcast of the conference call will be available until March 22, 2010 at http://ir.century21cn.com.

About IFM Investments Limited

IFM Investments Limited (“Century 21 China Real Estate”) (NYSE: CTC) is a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China.  Century 21 China Real Estate primarily focuses on China’s fast-growing and highly fragmented secondary real estate market, providing company-owned brokerage services, franchise services and mortgage management services. Century 21 China Real Estate has experienced substantial growth since it commenced operations in 2000, supported by its information systems and training programs. Over the past ten years, it has received numerous awards and recognition for its service quality and business achievements, including "Highly Appraised Franchisor Award" by the China Chain Store and Franchise Association in 2008 and 2009, "Prominent Real Estate Services Provider" by Sina.com in 2008 and "Most Reputable Real Estate Services Provider" by Sohu.com in 2009. For more information about Century 21 China Real Estate, please visit http://www.century21cn.com/english .

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “confident,” “continue,” “estimate,” “expect,” “future,” “intend,” “is currently reviewing,” “it is possible,” “likely,” “may,” “plan,” “potential,” “will” or other similar expressions or the negative of these words or expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Among other things, the Business Outlook section and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, the Company’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of the Company’s brand or image, the Company’s inability to successfully execute its strategy of expanding into new geographical markets in China, the Company’s failure to manage its growth effectively and efficiently, the Company’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, the Company’s loss of its competitive advantage if it fails to maintain and improve its information system or to prevent disruptions or failure in the system’s performance, the Company’s failure to compete successfully, fluctuations in the Company’s results of operations and cash flows, natural disasters or outbreaks of health epidemics such as the H1N1 flu and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Kevin Yung
Executive Vice President
IFM Investments Limited
Phone: +86-10-6561-0345
E-mail: ir@century21cn.com

Melody Liu
Investor Relations Manager
IFM Investments Limited
Phone: +86-10-6561-5982
E-mail: ir@century21cn.com

Michael Tieu
ICR Inc.
Phone: +86-10-6599-7960
E-mail: michael.tieu@icrinc.com

In the United States:

William Zima
ICR, Inc.
Phone: +1-203-682-8200
E-mail: william.zima@icrinc.com

IFM Investments Limited Unaudited Condensed Consolidated Balance Sheets (in thousands, except par value)

	As of December 31,
	2008	2009	2009
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	176,977	334,589	49,018
Restricted cash	17,213	28,784	4,217
Accounts receivable, net	13,633	61,938	9,074
Amounts due from related parties	38,110	387	57
Prepaid expenses and other current assets	19,877	25,641	3,756
Total current assets	265,810	451,339	66,122
Non-current assets:
Investment in associates	1,042	880	129
Property and equipment, net	42,954	41,181	6,033
Intangible assets, net	29,796	27,825	4,076
Goodwill	9,281	9,281	1,360
Other non-current assets	12,012	13,328	1,952
Total assets	360,895	543,834	79,672
LIABILITIES AND SHAREHOLDER'S DEFICIT
Current liabilities:
Accounts payable	6,904	8,695	1,274
Accrued expenses and other current liabilities	53,597	130,218	19,077
Amounts due to related parties	34,015	700	103
Deferred revenue	5,396	6,664	976
Deferred tax liabilities	533	-	-
Total current liabilities	100,445	146,277	21,430
Long-term deposits payable	10,573	10,710	1,568
Deferred tax liabilities	338	353	52
Total liabilities	111,356	157,340	23,050
Convertible redeemable preferred shares (US$0.001 par value, 311,367 shares authorized, issued and outstanding, with redemption value of RMB566, 470 as of December 31, 2008 and 2009)	501,892	518,318	75,934
Shareholders' deficit:
Ordinary shares (US$0.001 par value, 1,013,747 shares authorized as of December 31, 2008 and 2009; 260,000 shares issued and outstanding as of December 31, 2008 and 2009)	2,152	2,152	315
Additional paid-in capital	13,508	-	-
Accumulated deficit	(268,013)	(134,032)	(19,636)
Total IFM Investments Limited shareholders' deficit	(252,353)	(131,880)	(19,321)
Non-controlling interest	-	56	9
Total shareholder's deficit	(252,353)	(131,824)	(19,312)
TOTAL LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS' DEFICIT	360,895	543,834	79,672

IFM Investments Limited Unaudited Condensed Consolidated Statements of Operations (in thousands, except per share data)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2008	2009	2009	2008	2009	2009
	RMB	RMB	US$	RMB	RMB	US$

Net revenue	64,482	207,965	30,467	273,359	651,656	95,468
Costs and expenses:
Commissions and other agent related costs	(35,300)	(91,168)	(13,356)	(151,550)	(289,146)	(42,360)
Operating costs	(35,568)	(34,422)	(5,043)	(146,457)	(119,605)	(17,522)
Selling, general and administrative expenses	(26,496)	(31,143)	(4,562)	(102,952)	(101,421)	(14,858)
Total costs and expenses	(97,364)	(156,733)	(22,961)	(400,959)	(510,172)	74,740
(Loss) income from operations	(32,882)	51,232	7,506	(127,600)	141,484	20,728
Interest income	1,733	669	97	4,441	2,244	329
Foreign currency exchange loss	(1,068)	(16)	(2)	(5,526)	(496)	(73)
(Loss) income before income tax and share of associates' (losses) income	(32,217)	51,885	7,601	(128,685)	143,232	20,984
Income tax	(296)	(5,454)	(799)	(2,076)	(8,275)	(1,212)
Share of associates' (losses) income	(76)	31	5	(1,126)	(162)	(24)
Net (loss) income	(32,589)	46,462	6,807	(131,887)	134,795	19,748
Non-controlling interest	-	246	36	(431)	246	36
Net (loss) income attributable to IFM Investments Limited	(32,589)	46,708	6,843	(132,318)	135,041	19,784

Accretion of convertible redeemable preferred shares	(4,024)	(4,157)	(609)	(15,759)	(16,426)	(2,406)
Income allocated to participating preferred shareholders	-	(23,188)	(3,397)	-	(64,639)	(9,470)
Net (loss) income attributable to ordinary shareholders	(36,613)	19,363	2,837	(148,077)	53,976	7,908

Net (loss) income per share, basic	(0.14)	0.07	0.01	(0.57)	0.21	0.03
Net (loss) income per share, diluted	(0.14)	0.07	0.01	(0.57)	0.19	0.03

Net (loss) income per ADS, basic	(2.11)	1.12	0.16	(8.54)	3.11	0.46
Net (loss) income per ADS, diluted	(2.11)	1.02	0.15	(8.54)	2.92	0.43

Number of shares used in calculating net (loss) income per share, basic	260,000	260,000	260,000	260,000	260,000	260,000
Number of shares used in calculating net (loss) income per share, diluted	260,000	284,668	284,668	260,000	277,119	277,119

Number of ADSs used in calculating net (loss) income per ADS, basic	17,333	17,333	17,333	17,333	17,333	17,333
Number of ADSs used in calculating net (loss) income per ADS, diluted	17,333	18,978	18,978	17,333	18,475	18,475

Unless otherwise noted, all translations from Renminbi (“RMB”) amounts into US. Dollar (“USD”) amounts as of and for the quarter/year ended December 31, 2009, were made at noon buying rate of RMB6.8259 to USD1.00 on December 31, 2009 in New York for cable transfers in RMB as certified in the H.10 weekly statistical release of the Federal Reserve Board. Our functional and reporting currency is RMB